Exhibit 12
SS&C Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)

	Successor				Predecessor
				November 23	January 1
	Year Ended	Year Ended	Year Ended	through	through	Year Ended
	December 31,	December 31,	December 31,	December 31,	November 22,	December 31,
(in thousands, except ratios)	2008	2007	2006	2005	2005	2004

Income (loss) before income taxes	$25,947	$6,117	$(2,714)	$831	$3,370	$31,040
Distributed income and (gains)/losses of equity investee	2,137	295	$(393)	—	—	—
Interest expense and amortization of deferred financing costs	41,539	45,463	47,427	4,920	2,092	9
Portion of rentals deemed to be a reasonable approximation of the interest factor	2,711	2,629	2,642	208	2,119	1,052

Income available for fixed charges	$72,334	$54,504	$46,962	$5,959	$7,581	$32,101

Fixed Charges:
Interest expense and amortization of deferred financing costs	$41,539	$45,463	$47,427	$4,920	$2,092	$9
Portion of rentals deemed to be a reasonable approximation of the interest factor	2,711	2,629	2,642	208	2,119	1,052

Total fixed charges	$44,250	$48,092	$50,069	$5,128	$4,211	$1,061

Ratio of earnings to fixed charges	1.6	1.1	*	1.2	1.8	30.3

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges by $3.1 million.